Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

IC ACQUISITION CORP.

In accordance with Section 60.437 and Section 60.451 of the Oregon Business Corporation Act, as amended (the “OBCA”), these Amended and Restated Articles of Incorporation, having been duly approved and adopted by the Board of Directors of IC Acquisition Corp., an Oregon corporation (the “Corporation”), and by the sole shareholder of the Corporation, hereby amend and restate the Articles of Incorporation of the Corporation such that they read in their entirety as follows:

IC ACQUISITION CORP.

ARTICLE 1

The name of this corporation is IC Acquisition Corp. (the “Corporation”) and its duration shall be perpetual.

ARTICLE 2

The Corporation shall have authority to issue 50,000,000 shares of Common Stock, par value $0.01 per share.

ARTICLE 3

1. The Corporation shall indemnify its directors and officers, and may indemnify its employees and agents, to the full extent and under the circumstances permitted by the Oregon Business Corporation Act.

2. To the fullest extent permitted by law, no director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director. No amendment or repeal of this Article 3, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article 3, shall adversely affect any right or protection of a director based upon this Article 3 and existing at the time of such amendment or repeal. No change in the law shall reduce or eliminate the rights and protections applicable at the time this provision shall become effective unless the change in the law shall specifically require such reduction or elimination. If the Oregon Business Corporation Act is amended, after this Article 3 shall become effective, to authorize corporate action further eliminating or limiting the personal liability of directors, officers, employees or agents, then the liability of directors, officers, employees or agents of the Corporation shall be eliminated or limited to the fullest extent permitted by the Oregon Business Corporation Act, as so amended.

ARTICLE 4

The name and address of the Corporation’s initial registered agent is CT Corporation System, 388 State Street, Suite 420, Salem, Oregon 97301.

ARTICLE 5

The address where the Division may mail notices is CT Corporation System, 388 State Street, Suite 420, Salem, Oregon 97301.

ARTICLE 6

The name and address of the incorporator is Karen Martinez, Jones Day, 555 South Flower Street, 50 th Floor, Los Angeles, California 90071.

ARTICLE 7

1. Each holder of Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders for each share of Common Stock held of record by such holder as of the record date for such meeting.

2. In furtherance and not in limitation of the powers conferred by the laws of the State of Oregon, the Board of Directors is expressly authorized to make, amend or repeal the Bylaws of the Corporation. Any Bylaw made by the Board of Directors under the powers conferred hereby may be amended or repealed by the Board of Directors (except as specified in any such Bylaw so made or amended) or by the shareholders in the manner provided in the Bylaws of the Corporation.

3. The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, to the extent and in the manner now or hereafter prescribed by the laws of the State of Oregon, and additional provisions authorized by such laws as are then in force may be added hereto. Except as otherwise expressly provided herein, all rights conferred upon the directors, officers and shareholders of the Corporation herein or in any amendment hereof are granted subject to this reservation.